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                              August 20, 2020

       Sue Veres Royal
       Cheif Executive Officer
       BeBop Channel Corp.
       90 State Street, Ste 700 Office 40
       Albany, NY 12207

                                                        Re: BeBop Channel Corp.
                                                            Draft Offering
Statement on Form 1-A
                                                            Response submitted
August 11, 2020
                                                            CIK No. 0001814102

       Dear Ms. Royal:

             We have reviewed your amended draft offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

               Please respond to this letter by providing the requested information and either submitting an amended draft offering statement or publicly filing your offering statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your draft offering statement or filed offering statement and the information you provide in response to these comments, we may have additional comments.

       Response letter submitted on August 11, 2020

       Auditor   s Statement

   1. Refer to our prior comment 1. You are required to provide an audit report if certain conditions are met and
Form 1-A does not give you an option to choose whether to
                                                        provide such report.
Please tell us whether
                                                            The audit was
obtained for purposes other than for filing Form 1-A;
                                                            The audit was
performed in accordance with either US GAAP auditing standards or standards of the
PCAOB; and
                                                            The audit was
performed by an auditor that is independent pursuant to either the independence
standards of the AICPA or Rule 2-01 of Regulation S-X.
                                                        If the answer to all of
the 3 bullets above are    yes,    provide an audit report that is signed
                                                        by a CPA or a CPA firm
and file its consent. Otherwise, label your financial statements as unaudited.
 Sue Veres Royal
BeBop Channel Corp.
August 20, 2020
Page 2
Financial Statements and Exhibits

2. Refer to our prior comment 9. Fiscal years may not exceed 12 months as stated in
         Section 1450.3 of our Financial Reporting Manual. Please revise your financial statements to present a fiscal year that does not exceed 12 months. In addition, disclose the earnings per share and diluted earnings per share as required under the instruction to
         Form 1-A.
Risk Relating to This Offering

3.       We note your response and re-issue the comment. Please consider filing
the third party   s
         consent as an exhibit to the offering circular as required by Item 17(11) of Part II of Form
         1-A, if applicable. For additional guidance, please also refer to Securities Act Rules and
         Disclosure Interpretation Question 233.02.
4. We note your response to comment 12 that you have "hundreds of individual filmmakers with identical agreements." Please file the relevant form of the agreement. As previously requested, please also file as exhibits an opinion of counsel, your subscription agreement and if you remain a Tier 1 offering, proof that your filing has been qualified or registered in at least one state or Canadian province. Refer to Part III of Form 1-A.
       You may contact Keira Nakada at 202-551-3659 or Lyn Shenk at 202-551-3380 if you
have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg at 202-551-3342 or Jennifer L pez at 202-551-3792 with any other questions.



FirstName LastNameSue Veres Royal                               Sincerely,
Comapany NameBeBop Channel Corp.
                                                                Division of
Corporation Finance
August 20, 2020 Page 2                                          Office of Trade
& Services
FirstName LastName